COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/8035

12th September 2008


08004916

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 28 August 2008.
2. Notice of allotment of shares or securities on Form 88(2) dated 5 Sept 2008.
3. 2 x General Purposes Committee resolution allotting securities dated 15 August 2008.
4. General Purposes Committee resolution allotting securities dated 19 August 2008.
5. General Purposes Committee resolution allotting securities dated 20 August 2008.
6. 2 x General Purposes Committee resolution allotting securities dated 28 August 2008.
7. General Purposes Committee resolution allotting securities dated 1 Sept 2008.
8. 2 x General Purposes Committee resolution allotting securities dated 2 Sept 2008.
9. General Purposes Committee resolution allotting securities dated 5 Sept 2008.
10. Stock Exchange announcement dated 29 August 2008 relating to Interim Results.
11. Stock Exchange announcement dated 4 Sept 2008 relating to Director/ PDMR Shareholding.
12. Stock Exchange announcement dated 4 Sept 2008 relating to Total Voting Rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

9/15

SECRETARIAT

File No. 8234923

RECEIVED

2008 SEP 15 P 12:44

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	08	2008	02	09	2008

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	293,610		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 2.5p, £,	7,850
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 2.5p, £,	22,430
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 2.5p, £,	22,890
Name: LONG, PAUL DAVID Address: WAIHEKE, YORK DROVE, NOMANSLAND, NR. SALISBURY, WILTSHIRE, ENGLAND UK Postcode SP5 2BT	Ordinary 2.5p, £,	10,000
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 2.5p, £,	209,090

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] E EVANS Date 5/9/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £.	Number allotted: 21,350
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	25,622		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 25,622
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed E EVANS Date 8/9/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Schedule to YBS clousure report dated 3rd September 2008														
Earlies:														
BACS Transaction:			Option	Share				Exercised						
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Postcode	Forenames	Location
006635066567	061106	3	1.53	1.505	MS	BARKER	S	1079	1650.87	4 GREEN ROAD	BOURNEMOUTH	BH9 1EA	SARA	FRA
007007653568	191107	3	1.63	1.605	MRS	BARKER	SE	103	167.89	4 GREEN ROAD	BOURNEMOUTH	BH9 1EA	SARA ELIZABETH	FRA
005175275964	141103	5	0.939	0.914	MR	CLARK	AD	1138	1068.58	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID	FRL
005776949166	151105	3	1.24	1.215	MR	CLARK	AD	637	789.88	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID	FRL
006634839367	061106	3	1.53	1.505	MR	CLARK	AD	303	463.59	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID	FRL
008871209965	161104	5	1.076	1.051	MR	CLARK	AD	828	890.93	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID	FRL
005777146166	151105	5	1.24	1.215	MR	SISMEY	R	6576	8154.24	3 CARADON PLACE	VERWOOD	BH31 7PW	RICHARD	FRL
005776213666	151105	3	1.24	1.215	MR	TAYLOR	TWJ	1709	2119.16	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES	FRA
006634577767	061106	3	1.53	1.505	MR	TAYLOR	TWJ	1208	1848.24	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES	FRA
007007855468	191107	3	1.63	1.605	MR	TAYLOR	TWJ	441	718.83	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES	FRA
004829729363	141102	5	0.769	0.744	MR	SIMPSON	DS	8790	6759.51					
Total								14022	£17,872.21					
YBS Cheque Closure 26th August 2008:														
004830046463	141102	3	0.769	0.744	MR	GREGSON	J P	2810	£2,160.89	104 LYNWOOD DRIVE	WIMBORNE	BH21 1UQ	JAMES PATRICK	FRL
YBS closure report dated 20th August 2008				Share				Exercised						
AccountNumber	GrantDate	Term	OptionPri	Premium	Title	Surname	Initials	Shares	Cost	Address 1	Address 2			
004829729363	141102	5	0.769	0.744	MR	SIMPSON	DS	8790	£6,759.51	7 THE GREEN	LUTON	LU2 8PS	DAVID STUART	CEI.RAD
						Grand totals:		25622	£26,792.61					

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 15th August 2008

Present:	W G Tucker	-	Chairman
	A E Cook		
In attendance:	J Douglas	-	Deputy Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 6th August 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £4,463.91) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 3,469 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 6th August 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....

Chairman

Weekly Closure Report: 6th August 2008
Originator: Yorkshire Building Society

Account Number	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Postcode	Forename	Location
Earlies:															
006634988867	061106	3	1.53	1.505	MR	PFLANZ	SJ	7984	605	925.65	32 MONSAL AVENUE	FERNDOWN	BH22 8LB	STEVEN	FRL
007008100868	191107	3	1.63	1.605	MR	PFLANZ	SJ	R7984	824	1343.12	32 MONSAL AVENUE	FERNDOWN	BH22 8LB	STEVEN	FRL
Total									**1429**	**£2,268.77**					
Maturity:															
008870797465	161104	3	1.076	1.051	MR	BRIERLEY	MP	9	**2040**	**£2,195.04**	30 LYNEHAM GARDENS	MAIDENHEAD	SL6 6SJ	MICHAEL	CEL
								Totals:	**3469**	**£4,463.81**					

RECEIVED
2008 SEP 15 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 15th August 2008

Present: W G Tucker - Chairman
A E Cook

In attendance: J Douglas - Deputy Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	K Morrison	15.08.08	12,570 (U)	£16,806.09
11/05/05	"	"	33,400 (U)	£45000.92
11/05/05	"	"	22,430 (A)	£29,988.91

It was resolved that a total of 68,400 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
K Morrison	12,570	1.312000
	33,400	1.322333
	22,430	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 63,225 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01] and a balance certificate for 5,175 to Mr K M Morrison;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 19th August 2008

Present:	**A J Stevens**	-	**Chairman**
	A E Cook		
In attendance:	**J Douglas**	-	**Deputy Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	J Chapman	19.08.08	60,020 (U)	£80,264.74
11/05/05	"	"	57,610 (U)	£77,619.85

It was resolved that a total of 117,630 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Chapman	60,020	1.312000
	57,610	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 117,630 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

File No. 8234923

RECEIVED

2008 SEP 15 P 12: 47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 20th August 2008

Present: A J Stevens - Chairman
A E Cook

In attendance: J Douglas - Deputy Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
11/05/05	R Cass	20.08.08	2,800 (A)	£3,743.60
11/05/05	"	"	17,770 (U)	£23,758.49

It was resolved that a total of 20,570 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
R Cass	2,8000	1.312000
	17,770	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 20,570 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 28th August 2008

Present:	**W G Tucker**	**- Chairman**
	A E Cook	
In attendance:	**J Douglas**	**- Deputy Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
11/05/05	P Holland	28 08.08	22,430(A)	£29,988.91

It was resolved that a total of 22,430 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Holland	22,430	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 22,430 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 28th August 2008

Present: W G Tucker - Chairman
A E Cook

In attendance: J Douglas - Deputy Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
11/05/05	S Pickin	28 08.08	7,850(A)	£10,495.45

It was resolved that a total of 7,850 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
S Pickin	7,850	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 7,850 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

RECEIVED
2008 SEP 15 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 1 September 2008

Present: A E Cook - Chairman
W G Tucker

In attendance: A Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	J Flood	01.09.08	22,890 (Int)	£30,840.45

It was resolved that a total of 22,890 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Flood	22,890	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 22,890 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



Chairman

File No. 8234923
RECEIVED
2008 SEP 15 P 12:

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 2 September 2008

Present:	**A E Cook**	**- Chairman**
	W G Tucker	
In attendance:	**A Weston**	**- Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	P Long	02.09.08	103,910 (U)	£140,001.37
11/05/05	"	"	115,180 (U)	£153,995.66

It was resolved that a total of 219,090 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Long	103,910	1.322333
	115,180	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 209,090 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01] and a balance certificate for 10,000 ordinary shares of 2.5p to P Long;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....

Chairman

File No. 82-4920

RECEIVED

2008 SEP 15 P 12:

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 2 September 2008

Present:	A E Cook	- Chairman
	W G Tucker	
In attendance:	A Weston	- Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
16/06/04	C Hughes	02.09.08	21,350 (A)	£29,989.49

It was resolved that a total of 21,350 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
C Hughes	21,350	1.379660

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 21,350 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01]

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 5th September 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J Douglas	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 20th August, 26th August and 3rd September 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £26,792.61) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 25,622 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedules dated 20th August, 26th August and 3rd September 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Schedule to YBS clousure report dated 3rd September 2008															
Earlies:															
BACS Transaction:			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Postcode	Forenames		Location
006635066567	061106	3	1.53	1.505	MS	BARKER	S	1079	1650.87	4 GREEN ROAD	BOURNEMOUTH	BH9 1EA	SARA		FRA
007007653568	191107	3	1.63	1.605	MRS	BARKER	SE	103	167.89	4 GREEN ROAD	BOURNEMOUTH	BH9 1EA	SARA ELIZABETH		FRA
005175275964	141103	5	0.939	0.914	MR	CLARK	AD	1138	1068.58	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID		FRL
005776949166	151105	3	1.24	1.215	MR	CLARK	AD	637	789.88	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID		FRL
006634839367	061106	3	1.53	1.505	MR	CLARK	AD	303	463.59	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID		FRL
008871209965	161104	5	1.076	1.051	MR	CLARK	AD	828	890.93	65 SEVERN ROAD	FERNDOWN	BH22 8XB	ALAN DAVID		FRL
005777146166	151105	5	1.24	1.215	MR	SISMEY	R	6576	8154.24	3 CARADON PLACE	VERWOOD	BH31 7PW	RICHARD		FRL
005776213666	151105	3	1.24	1.215	MR	TAYLOR	TWJ	1709	2119.16	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES		FRA
006634577767	061106	3	1.53	1.505	MR	TAYLOR	TWJ	1208	1848.24	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES		FRA
007007855468	191107	3	1.63	1.605	MR	TAYLOR	TWJ	441	718.83	3 ASTBURY AVENUE	POOLE	BH12 5DS	THOMAS WILLIAM JAMES		FRA
004829729363	141102	5	0.769	0.744	MR	SIMPSON	DS	8790	6759.51						
Total								14022	£17,872.21						
YBS Cheque Closure 26th August 2008:															
004830046463	141102	3	0.769	0.744	MR	GREGSON	J P	2810	£2,160.89	104 LYNWOOD DRIVE	WIMBORNE	BH21 1UQ	JAMES PATRICK		FRL
YBS closure report dated 20th August 2008				Share				Exercised							
AccountNumber	GrantDate	Term	OptionPri	Premium	Title	Surname	Initials	Shares	Cost	Address 1	Address 2				
004829729363	141102	5	0.769	0.744	MR	SIMPSON	DS	8790	£6,759.51	7 THE GREEN	LUTON	LU2 8PS	DAVID STUART		CELRAD
						Grand totals:		25622	£26,792.61						

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Interim results
Released	11:16 29-Aug-08
Number	3036C11

RNS Number : 3036C
Cobham PLC
29 August 2008

Cobham plc

Interim results

The company's interim report has been sent to the UK Listing Authority's document viewing facility pursuant to LR 9.6.1R.

E Evans
Chief Legal Officer and Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	15:00 04-Sep-08
Number	7700C15

RNS Number : 7700C
Cobham PLC
04 September 2008

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer Cobham plc	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). Disclosure in accordance with (i) above.
3.	Name of person discharging managerial responsibilities/director G F Page	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Yes. Mrs Judith Page
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 Holding	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares Ordinary 2.5p shares

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them Mrs Judith Page	8.	State the nature of the transaction Sale
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 700,000	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0614%
13.	Price per share or value of transaction 230.117p	14.	Date and place of transaction 3rd September 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,036,334 0.09%	16.	Date issuer informed of transaction 4th September 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number fo queries Julian Wais - Director of Investor Relations 01202 857998

Name of authorised official of issuer responsible for making notification - Eleanor Evans, Chief Legal Officer and Company Secretary

Date of notification _________4th September 2008______________________________

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	09:38 04-Sep-08
Number	7210C09

RNS Number : 7210C
Cobham PLC
04 September 2008

Cobham plc – total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,139,264,968ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is1,139,264,968.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the

FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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